UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             For September 30, 2003

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                ------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  PRECISION DRILLING CORPORATION



                                  Per: /s/ Jan M. Campbell
                                       ---------------------------------------
                                       Jan M. Campbell
                                       Corporate Secretary



Date:  September 30, 2003

            PRECISION DRILLING CORPORATION ANNOUNCES THE FORMATION OF
                             PRECISION RENTALS LTD.


CALGARY, Alberta, Canada (September 30, 2003) - As part of an ongoing effort to increase customer convenience and streamline internal operations, Precision Drilling Corporation has combined its oilfield rental companies into one entity. Former business units Smoky Oilfield Rentals, Big D Rentals and Ducharme Oilfield Rentals joined together on September 8, 2003 to form Precision Rentals Ltd. (Precision Rentals), a wholly owned subsidiary of Precision Drilling Corporation.

"Ultimately, this consolidation is a response to our changing and growing customer needs," said Gene Stahl, Vice President of Precision Rentals. "We've simplified purchasing decisions by providing oil and gas operators one point of contact to access all of their rental needs. An added benefit is that customers can receive a single invoice and summary of services which will reduce costs in their billing function."

Precision Rentals provides a wide range of oilfield rental services, including surface drilling and production equipment, downhole tubulars and well control equipment, wellsite accommodations and camp and catering services. The group is headquartered in Calgary and maintains numerous convenient equipment warehouses, including Grande Prairie, Sylvan Lake, Nisku and Medicine Hat.

Precision Drilling Corporation, headquartered in Calgary, Alberta, Canada, is the largest Canadian integrated oilfield and industrial services contractor and a global provider of products and services to the energy industry. Precision Drilling Corporation is listed on The Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

FOR FURTHER INFORMATION, PLEASE CONTACT DALE E. TREMBLAY, SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, 4200, 150 - 6TH AVENUE S.W., CALGARY, ALBERTA, T2P 3Y7, TELEPHONE 403-716-4500; FAX 403-264-0251; WEBSITE:
www.precisiondrilling.com.
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